Exhibit 99.1

FREE TRANSLATION

National Judicial Branch

Federal Civil and Commercial Court 3

7998/2018

CABLEVISION HOLDING SA c/ COMISION NACIONAL DE VALORES s/ MEDIDAS CAUTELARES

Buenos Aires, November          , 2018.

RECITALS:

I. The company “Cablevisión Holding S.A.” (CVH) requested the granting of an injunction whereby the Argentine Securities Commission (CNV [for its Spanish acronym]) shall abstain from pronouncing itself and deciding on the authorization of the Mandatory Tender Offer to Acquire Class B Shares of Telecom Argentina SA (OPA [for its Spanish acronym]) promoted and formulated pursuant to Law No. 26,831 as amended by Law No 27,440 and the rules of the CNV (2013), until a final decision is rendered on the merits.

CVH explained that on 1/1/2018 Cablevisión Holding became controlling shareholder of Telecom Argentina S.A. (TEO) as a result of the receipt of new common shares of Telecom that occurred after the merger by absorption of Cablevisión S.A. into Telecom became effective and the entry into force of the Telecom shareholders’ agreement executed on 7/7/17, which grants CVH the right to appoint a majority of the Board of Directors of TEO.

CVH argued that as a result of the occurrence of that change of control with respect to TEO and pursuant to the old language of Law 26,831 and the CNV rules, it had the statutory obligation to promote and formulate a Mandatory Tender Offer to Acquire Class B Shares of Telecom Argentina SA (OPA), which deadline was on 30/6/2018; CVH adds that prior to the expiration of that statutory term, on 11/5/18, Law No. 27,440 was published in the Official Gazette, amending substantially the rules set forth under Law 26,831 (Capital Markets) for Tender Offers, especially those relating to the way that price must be determined.

CVH states that in light of the imminent expiration of such term, it promoted the OPA satisfying the requirements set forth in the legislation then in force and applicable, and therefore [the OPA] should be approved and authorized without any kind of condition. CVH stated that the CNV, based on an alleged breach of the principal of equal treatment among shareholders, imposed conditions on the price of the OPA that have no legal grounds, setting the price of the OPA in dollars —payable in pesos at the foreign exchange rate applicable on the day prior to the settlement-, which would cause a serious economic damage, because it would be obligated to pay a price that is materially higher than the price provided under the Capital Markets Law, which would constitute an expropriation of CVH and a clear economic damage.

In paragraph VII, the claimant asked for the unconstitutionality of arts. 4, 5, 6, 9, 10, 13, 14, 15 and 16 of Law No. 26.854 and art. 1 of Law No. 26.944 because, in its opinion, such legislation violates the general principle of injunctive relief as well as procedural equality.

On pp. 219/226, the petitioner withdrew the unconstitutionality claim of article 4 of Law No. 26.854 and expanded the arguments of the initial request.

II. On pp. 227/228 an interim injunction was granted pursuant to article 1, third paragraph, of the cited Law No. 26,854, whereby it was ordered that the CNV shall abstain from resolving and deciding on the authorization of the Mandatory Tender Offer for Class B Shares of Telecom Argentina S.A. promoted and formulated by CVH on June 21, 2018 until [the court] decides on the injunction requested by the Company after fulfilment of the requirements of article 4 of the abovementioned law.

On pp. 247/252, the CNV lodged an appeal to reverse judgement and a subsidy appeal against the aforementioned measure. On pp. 253, the appeal to reverse judgement was dismissed and the subsidy appeal was granted.

On pp, 301, the appeal was ordered to be elevated to the Court of Appeals, of whose formation is provided on pp. 302.

III. On pp. 254/279, the CNV presented the report required under article 4 of Law No. 26.854, whereby it explained the background of the acquisition of control of TEO by CVH and the procedural history of the administrative CNV docket No. 1,649/2018- “Telecom Argentina S.A. s/OPA por Cablevisión Holding S.A.” The CNV described the position of CVH and the reports prepared by the technical departments of the CNV.

[The CNV] contested the interim injunction on the grounds of a coincidence with the purpose of the interim injunction required in this case.

[The CNV] mentioned the characteristics of the capital markets, the functions of the CNV, the regulation of mandatory public tender offers for change of control pursuant to Law No. 26,831, as amended by Law No. 27,440. In addition, the [CNV] explained the procedural requirements for the granting of the requested injunction, and concluded that CVH did not prove the likelihood of success on the merits and that no public interest is affected.

IV. On pp. 303/307, the Opinion of the Federal Prosecutor is added.

[Recital V intentionally omitted — Recital VI missing in original Spanish version]

VII. From this preliminary approach applicable to any injunction process, it must be noted the damage that could be caused to the claimant—during the course of the principal proceeding—by the rejection of the OPA of CVH, setting its price in dollars—a circumstance that entails the assumption of the foreign exchange risk—payable at the foreign exchange rate applicable on the date prior to the settlement, as CVH could be obligated to pay a price that is higher to the one provided under the Capital Markets Law; a situation that could result in—due to its economic relevance—the effects of an indirect expropriation of CVH’s investments, which in the event that CVH’s right is finally acknowledged in a decision on the merits would not be possible to be remedied.

I also consider relevant to the case the fact mentioned by petitioner, that a rejection by the sued agency would result in the obligation to disclose such relevant fact to investors through the Autopista de Información Financiera, which would provoke a negative effect on the listed price of CVH’s shares, and consequently would have repercussions on the value of the company generating a decrease in the possibility of obtaining financing.

Only within the framework of this injunctive process, without prejudice to the final value assessment that may be made about the final decision, on the basis of the debate and on the evidence that may be produced in the main proceedings, taking into account the opinion of the technical areas of the CNV (See requests made on pp. 780/782, pp. 881/892 and pp 961/962, of the opinions issued by the Under-Manager’s office for Market Monitoring, the Under-Manager’s office for Reorganizations and Acquisitions, legal and accounting, and the opinion on pp. 1020/1035 of the Issuers Division, all of them in the CNV — File No. 1649/2018, certified copies of which are reserved at the Secretariat), does the possibility of an occurrence of the damages alleged by CVH become plausible, which damages must be considered serious and would not be remedied in the event of a recognition of the right invoked [by CVH] in the resolution on the merits of the matter under debate.

Therefore, taking into account the idea of prevention that was pointed out above, the possibility of the occurrence of serious damage that is subsequently impossible to repair in a scenario in which the CNV rejected CVH’s Tender Offer, and taking especially into account the current economic context that our country is undergoing, a circumstance that determines that one must pay attention to requests such as this one, tending to prevent decisions that could cause material damages that could affect productive investments that favour economic growth, I consider that the requested injunction must be granted, given that the matter is framed in a scenario that is not easily reversible, given the economic significance of the case, the immediate effects of which could result in irreparable economic damages.

[Remainder of Recital VII and Recitals VIII — X intentionally omitted]

Under such conditions, I RESOLVE: to grant the requested injunction and order preventively that the NATIONAL SECURITIES COMMISSION shall abstain from resolving and deciding on the authorization of the Mandatory Tender Offer to Acquire Class B Shares of Telecom Argentina S.A. (OPA) promoted and formulated by CABLEVISIÓN HOLDING S.A. on June 21, 2018, for a period of six months (Art. 5 of Law No. 26,854). Such term is imposed given that the representation of eventual damages that could result from the term set forth by the law would be a premature exercise, especially if the law itself allows for the possibility of its extension.

Let this decision be communicated.

Let this decision be registered.

[A full Spanish version of the court’s decision is available on http://www.cnv.gov.ar]

Signature Date: 1/11/2018

Signed by: JOSE LUIS CASSINEIRO, ACTING JUDGE

This Ruling is neither an offer to purchase nor a solicitation of an offer to sell any securities. CVH has not yet commenced a tender offer for the TEO’s class B shares. If required by applicable law and solely upon the fulfilment of certain essential requirements outlined therein, CVH intends to file with the U.S. Securities and Exchange Commission a Tender Offer Statement and related materials on Schedule TO, and TEO would file a Solicitation Recommendation on Schedule 14D-9. Holders of TEO’s class B shares and American Depository Receipts representing such shares are encouraged to read carefully such documents when they become available, and as they may be amended from time to time, before any decision is made with respect to the potential offer, because they will contain important information. If and when filed, such documents will be available free of charge at the website of the U.S. Securities and Exchange Commission — www.sec.gov. In addition, if and when filed, CVH will provide copies of such documents free of charge to holders of TEO’s class B shares.